CUSIP No. G67543101

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

OpenTV Corp.

(Name of Issuer)

Class A ordinary shares of no par value

(Title of Class of Securities)

G67543101

(CUSIP Number)

Lucien Gani

General Counsel, Head of Legal Affairs

Kudelski SA

22-24, Route de Genève

Case Postale 134

1033 Cheseaux, Switzerland

Tel:  41 21 732 01 01

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 27, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. G67543101

1.	Name of Reporting Persons Kudelski SA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, SC, WC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 122,319,451(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 122,319,451 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 122,319,451 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ —

13.	Percent of Class Represented by Amount in Row 11 88.6% (2)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. G67543101

1.	Name of Reporting Persons André Kudelski

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100,000

	8.	Shared Voting Power 122,319,451 (1)

	9.	Sole Dispositive Power 100,000

	10.	Shared Dispositive Power 122,319,451 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 122,419,451 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ —

13.	Percent of Class Represented by Amount in Row 11 88.6%(2)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. G67543101

1.	Name of Reporting Persons Kudelski Interactive USA, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 30,206,154(3)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 30,206,154(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,206,154(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ —

13.	Percent of Class Represented by Amount in Row 11 21.9%(4)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. G67543101

1.	Name of Reporting Persons Kudelski Interactive Cayman, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, SC, WC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 84,211,100

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 84,211,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,211,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 78.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. G67543101

(1)

Includes 7,902,197 Class A ordinary shares of the Issuer held of record by Kudelski SA, 6,533,951 Class A ordinary shares of the Issuer held of record by Kudelski Interactive Cayman, Ltd. (“Kudelski Cayman”), an indirect wholly owned subsidiary of Kudelski SA, 77,677,149 Class A ordinary shares tendered in the Offer described in Item 3 below and accepted for payment by Kudelski Cayman and 30,206,154 Class A ordinary shares of the Issuer issuable upon conversion of the same number of Class B ordinary shares of the Issuer held by Kudelski Interactive USA, Inc. (“Kudelski US”), an indirect wholly owned subsidiary of Kudelski SA. André Kudelski controls a majority of the voting securities of Kudelski SA.

(2)

Calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the “Act”), based upon 107,891,190 Class A ordinary shares of the Issuer and 30,206,154 Class B ordinary shares of the Issuer issued and outstanding as of September 30, 2009 (as reported in the Issuer’s Quarterly Report on 10-Q for the period ended September 30, 2009 filed by the Issuer on November 4, 2009 (the “Q3 2009 10-Q”)). Assumes the conversion of 30,206,154 Class B ordinary shares of the Issuer held by Kudelski US into the same number of Class A ordinary shares of the Issuer. Because the Issuer’s Class B ordinary shares are entitled to ten votes per share on matters submitted to shareholders of the Issuer, the Class A ordinary shares and Class B ordinary shares beneficially owned by the Reporting Person constitute approximately 96.2% of the voting power of the outstanding ordinary shares of the Issuer.

(3)	Includes 30,206,154 Class A ordinary shares of the Issuer issuable upon conversion of the same number of Class B ordinary shares of the Issuer held by Kudelski US.

(4)

Calculated in accordance with Rule 13d-3 promulgated under the Act, based upon 107,891,190 Class A ordinary shares of the Issuer and 30,206,154 Class B ordinary shares of the Issuer issued and outstanding as of September 30, 2009 (as reported in the Q3 2009 10-Q). Assumes the conversion of 30,206,154 Class B ordinary shares of the Issuer held by Kudelski US into the same number of Class A ordinary shares of the Issuer. Because the Issuer’s Class B ordinary shares are entitled to ten votes per share on matters submitted to shareholders of the Issuer, the Class B ordinary shares beneficially owned by the Reporting Person constitute approximately 73.7% of the voting power of the outstanding ordinary shares of the Issuer.

(5)

Calculated in accordance with Rule 13d-3 promulgated under the Act, based upon 107,891,190 Class A ordinary shares of the Issuer issued and outstanding as of September 30, 2009 (as reported in the Q3 2009 10-Q).

CUSIP No. G67543101

Item 1.	Security and Issuer.

Item 1 is hereby amended, in pertinent part, by the following:

This Amendment No. 8 (this “Amendment No. 8”) relates to and amends the statement on Schedule 13D of Kudelski SA, a public limited company organized under the laws of Switzerland, Kudelski Interactive USA, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Kudelski SA (“Kudelski US”), Kudelski Interactive Cayman, Ltd., an exempt company organized under the laws of the Cayman Islands and an indirect wholly owned subsidiary of Kudelski SA (“Kudelski Cayman”), and André Kudelski, a Swiss citizen (collectively, the “Reporting Persons”), as such Schedule 13D has been amended through the date hereof, with respect to the Class A ordinary shares of no par value (“Shares”) of OpenTV Corp., a company incorporated and registered under the laws of the British Virgin Islands (the “Issuer”).  This Amendment No. 8 also relates to the Shares issuable upon conversion of Class B ordinary shares of the Issuer.  The address of the Issuer’s principal executive offices is 275 Sacramento Street, San Francisco, California 94111.

Item 3.	Source and Amount of Funds.

Item 3 is hereby amended, in pertinent part, by the following:

Kudelski SA (collectively with its subsidiaries, the “Kudelski Group”) and Kudelski Cayman will need $120,399,581 to purchase the 77,667,149 Shares validly tendered in the Offer (as defined in Amendment No. 5 to this Schedule 13D) and in the Subsequent Offering Period (as defined in Amendment No. 7 to this Schedule 13D) and accepted for payment as of 12:00 midnight, New York City time, on November 25, 2009, which was the expiration time of the Subsequent Offering Period.

Kudelski SA will cause Kudelski Cayman to be provided with sufficient funds to satisfy those obligations from (i) borrowings under the Credit Facility (as defined in Amendment No. 5 to this Schedule 13D) and (ii) available cash held by the Kudelski Group.

The terms of the Credit Facility are set forth in the Credit Agreement (as defined in Amendment No. 5 to this Schedule 13D) and are summarized in Amendment No. 5 to this Schedule 13D.  The Credit Agreement is included as Exhibit 7.2 hereto and is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended, in pertinent part, by the following:

On November 27, 2009, Kudelski SA issued a press release announcing the expiration of the Subsequent Offering Period.  The press release announcing the expiration of the Subsequent Offering Period is attached hereto as Exhibit 7.3 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a), insofar as it relates to the beneficial ownership of Shares and Class B ordinary shares of the Issuer by Kudelski SA, André Kudelski, Kudelski US and Kudelski Cayman, is hereby amended and restated as follows:

(a)           Kudelski SA may be deemed to be the beneficial owner of 92,113,297 Shares and 30,206,154 Class B ordinary shares of the Issuer. The Class B ordinary shares are convertible at any time into an equal number of Shares. Based upon 107,891,190 Shares and 30,206,154 Class B ordinary shares of the Issuer issued and outstanding as of September 30, 2009 (as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2009 filed by the Issuer on November 4, 2009 (the “Q3 2009 10-Q”)), and

CUSIP No. G67543101

assuming the conversion of 30,206,154 Class B ordinary shares held by Kudelski US into the same number of Shares, Kudelski SA beneficially owns approximately 88.6% of the Shares, calculated in accordance with Rule 13d-3(d)(1) under Section 13 of the Securities Exchange Act of 1934 (the “Act”). André Kudelski may also be deemed to be the beneficial owner of the Shares and the Class B ordinary shares of the Issuer beneficially owned by Kudelski SA through his control of a majority of the voting securities of Kudelski SA.  In addition, André Kudelski directly owns 100,000 Shares pursuant to a grant under the OpenTV 2005 Incentive Plan, which Shares are restricted from sale or transfer for a period of four years from the date of grant.

Kudelski US is the beneficial owner of 30,206,154 Class B ordinary shares of the Issuer. The Class B ordinary shares are convertible at any time into an equal number of Shares. Based upon 107,891,190 Shares and 30,206,154 Class B ordinary shares of the Issuer issued and outstanding as of September 30, 2009 (as reported in the Q3 2009 10-Q), and assuming the conversion of 30,206,154 Class B ordinary shares held by Kudelski US into the same number of Shares, Kudelski US beneficially owns approximately 21.9% of the Shares, calculated in accordance with Rule 13d-3(d)(1) under Section 13 of the Act.  Kudelski SA may also be deemed to be the beneficial owner of the ordinary shares of the Issuer beneficially owned by Kudelski US since Kudelski US is an indirect wholly owned subsidiary of Kudelski SA.

Kudelski Cayman beneficially owns 48,211,100 Shares.  Based upon 107,891,190 Shares issued and outstanding as of September 30, 2009 (as reported in the Q3 2009 10-Q), Kudelski Cayman beneficially owns approximately 78.1% of the Shares, calculated in accordance with Rule 13d-3(d)(1) under Section 13 of the Act.  Kudelski SA may also be deemed to be the beneficial owner of the Shares beneficially owned by Kudelski Cayman since Kudelski Cayman is an indirect wholly owned subsidiary of Kudelski SA.

Item 5(c) is hereby amended, in pertinent part, by the following:

During the past 60 days prior to the date of the filing of this Amendment No. 8, Kudelski Cayman has accepted for payment the Shares tendered in the Offer, including Shares tendered in the Subsequent Offering Period, as described in Item 3 above.  Kudelski SA may also be deemed to be the beneficial owner of the Shares beneficially owned by Kudelski Cayman since Kudelski Cayman is an indirect wholly owned subsidiary of Kudelski SA.  André Kudelski may also be deemed to be the beneficial owner of the Shares beneficially owned by Kudelski SA through his control of a majority of the voting securities of Kudelski SA.

CUSIP No. G67543101

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to include the following:

Exhibit 7.1

Joint Filing Agreement, dated February 26, 2009, among André Kudelski, Kudelski SA, Kudelski Interactive Cayman, Ltd., and Kudelski Interactive USA, Inc. (incorporated by reference to Exhibit 7.1 to Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 27, 2009).

Exhibit 7.2

Credit Facility Agreement, dated as of October 3, 2009, by and among Kudelski SA, Kudelski Interactive USA, Inc., Credit Suisse and Banque Cantonale Vaudoise (incorporated by reference to Exhibit (b) of the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Kudelski SA and Kudelski Interactive Cayman, Ltd. on October 5, 2009 (the “Schedule TO”)).

Exhibit 7.3

Press Release issued by Kudelski SA on November 27, 2009 (incorporated by reference to Exhibit (a)(1)(xx) to Amendment No. 9 to the Schedule TO filed by Kudelski SA and Kudelski Interactive Cayman, Ltd. on November 27, 2009).

Exhibit 7.4	Power of Attorney, dated November 23, 2009, by André Kudelski.

CUSIP No. G67543101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2009

Kudelski SA

By:	/s/ Lucien Gani
Name:	Lucien Gani
Title:	General Counsel and Head of Legal Affairs

By:	/s/ Mauro Saladini
Name:	Mauro Saladini
Title:	Executive Vice President and Chief Financial Officer

/s/ Santino Rumasuglia
Santino Rumasuglia, as attorney-in-fact for André Kudelski

Kudelski Interactive Cayman, Ltd.

By:	/s/ Lucien Gani
Name:	Lucien Gani
Title:	Director

By:	/s/ Santino Rumasuglia
Name:	Santino Rumasuglia
Title:	Director

Kudelski Interactive USA, Inc.

By:	/s/ Lucien Gani
Name:	Lucien Gani
Title:	President and Chief Executive Officer